Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

Additional Information And Where To Find It

        In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4/A with the Securities and Exchange Commission on February 11, 2004 containing a definitive joint proxy statement of Docent and Click2learn and definitive prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Safe Harbor Statement/Forward-looking Statements

        Information in this communication contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company's product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent's and Click2learn's with the Securities and Exchange Commission, including the companies' respective 10-K and 10-Q filings.

        The following is an excerpt of an email dated February 15, 2004 from Kevin Oakes, Chief Executive Officer and Chairman of the Board of Click2learn, Inc. to all employees:

    Merger Update—3/18 is the day

    I am pleased to share with all of you that we have passed another important milestone in the process of closing our merger with Docent. This past week the SEC declared the S-4 effective, allowing us to set the date for a shareholder vote on Thursday, March 18 at 10 a.m. PST. This date is public knowledge and may be shared outside the company.

    Both companies will be sending out proxy statements and the meeting announcement to our respective shareholders shortly. Based on the enthusiastic reaction to the merger that we've heard from analysts, investors, customers and others in the industry, we anticipate a positive outcome to the shareholder vote. Immediately after the vote is recorded, we will be launching our new company to the public.

    Between now and March 18, the integration teams throughout the company who have been working together over the past several months will finalize their launch plans. As many of you are aware, we have already defined benefits for the combined company; determined a new company name, logo and brand identity; established a standardized sales forecasting and reporting process; made significant progress toward a combined product and product roadmap; identified our go forward processes in implementation; and have combined and streamlined processes in a myriad of other areas as well. Based on this terrific work, I am confident we will be able to introduce a strong, solid, dynamic new organization to the marketplace on Day 1.

    Over the next few weeks, we will share additional details on integration and launch activities. If you have any questions, please do not hesitate to contact me or any member of the management team.

    As always, thanks for your ongoing support. This has been a long time coming but I believe the merger is clearly worth the wait!